SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

EVENTBRITE, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29975E109

(CUSIP Number)

January 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Growth Capital Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,630,434 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,630,434 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,434 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (see item 4)
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Growth Capital GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,630,434 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,630,434 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,434 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Winslow Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,630,434 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,630,434 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,434 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4% (see item 4)
12.	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Eventbrite, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

155 5th Street, 7th Floor

San Francisco, California 94103

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Growth Capital Fund, L.P., a Delaware limited partnership (“GCF”), Growth Capital GP I, LLC, a Delaware limited liability company (“GCGP”) and Winslow Capital Management, LLC, a Delaware limited liability company (“WCM” and together with GCF and GCGP, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated January 28, 2019, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act.

(b)	Address of Principal Business Office or, if none, Residence:

4400 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

(c)	Citizenship:

Each of the Reporting persons is organized under the laws of the state of Delaware

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

29975E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

GCF is the record holder of 1,630,434 shares of Class B Common Stock of the Issuer. The shares of Class B Common Stock are convertible into shares of Class A Common Stock of the Issuer at any time at the option of the holder on a one-for-one basis. Each of GCGP and WCM is able to direct the investment strategy and decision-making process with respect to the shares held by GCF and therefore may be deemed to have beneficial ownership of such shares. Voting and investment decisions with respect to the shares held by GCF are made by an investment committee, the members of which are Kelly Flynn, Justin Kelly and Stephanie Simon.

(b)	Percent of class:

The Reporting Persons may be deemed to own beneficially 12.4% of the Issuer’s Class A Common Stock, which percentage is calculated based on 11,500,000 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated November 14, 2018.

(c)	Number of shares as to which such Reporting Persons have:

(i)	Sole power to vote or to direct the vote

1,630,434

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,630,434

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2019

Growth Capital Fund I, L.P.

By: Growth Capital GP I, LLC
Its: General Partner

By:	/s/ Stephanie Simon
Name:	Stephanie Simon
Title:	Managing Director

Growth Capital GP I, LLC

By:	/s/ Stephanie Simon
Name:	Stephanie Simon
Title:	Managing Director

Winslow Capital Management, LLC

By:	/s/ Jeff Wieneke
Name:	Jeff Wieneke
Title:	Chief Financial Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

THIS AGREEMENT, dated as of the 28th day of January, 2019, is made among Growth Capital Fund I, L.P., Growth Capital GP I, LLC and Winslow Capital Management, LLC (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(g) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1. The Schedule 13G with respect to the Class A Common Stock of Eventbrite Inc. (to which this Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13G for the filing of the information therein contained.

3. Each of the Joint Filers is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date first above written.

Growth Capital Fund I, L.P.

By: Growth Capital GP I, LLC
Its: General Partner

By:	/s/ Stephanie Simon
Name:	Stephanie Simon
Title:	Managing Director

Growth Capital GP I, LLC

By:	/s/ Stephanie Simon
Name:	Stephanie Simon
Title:	Managing Director

Winslow Capital Management, LLC

By:	/s/ Jeff Wieneke
Name:	Jeff Wieneke
Title:	Chief Financial Officer